Key Energy Services, Inc. 1301 McKinney Suite 1800 Houston, Texas 77010	Telephone: 713.651.4300 Facsimile: 713.652.4005 www.keyenergy.com

October 26, 2006

Mr. Jon Duersch

Securities and Exchange Commission

100 F Street, N.W., Stop 7010

Washington, D.C. 20549

Re:          Item 4.02 Form 8-K

Filed October 20, 2006

File No. 1-08038

Dear Mr. Duersch:

Key Energy Services, Inc. (the “Company”) is filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Current Report on Form 8-K (File No. 1-08038) filed with Commission on October 19, 2006 (the “Form 8-K”).  This letter responds to the Commission’s letter dated October 20, 2006 transmitting the Commission’s comments with respect to Item 4.02 to the Form 8-K.  Please note that the Form 8-K has been amended to provide the information required by Item 4.02(a) of Form 8-K as specified in your letter.

If you have any questions or comments regarding the Form 8-K, as amended, please call me at 713-651-4412 or Kimberly Frye, Associate General Counsel, at 713-651-4444.

Sincerely,

/s/ Newton W. Wilson III
Newton W. Wilson III
Senior Vice President and
General Counsel

NWWIII/ca

Enclosure